Exhibit (a)(5)(xviii) August 9, 2001 Contact: Norine Lyons Tel: 703 876-3190 Fax: 703 876-3186 nlyons@generaldynamics.com

General Dynamics, DoJ, DoD Agree to
NNS Acquisition Timeline

FALLS CHURCH, Va.   - General Dynamics (NYSE: GD) announced today that it will comply with a Department of Justice request not to issue before August 20, 2001, its intent to close its proposed acquisition of Newport News Shipbuilding Inc. (NYSE: NNS); this would mean a closing date no earlier than September 4, 2001 (10 business days after notification). The agreement was signed by General Dynamics, the Department of Defense (DoD) and the Department of Justice (DoJ), as well as by Northrop Grumman Corporation, which also seeks to acquire Newport News. In the agreement, DoJ and DoD said that they will inform the companies of their enforcement intentions regarding the transaction after receiving notification of intent to close

BACKGROUND.   General Dynamics announced on April 25, 2001, its intention to acquire Newport News Shipbuilding; the company filed its Hart-Scott-Rodino pre-merger notification with DoJ on May 10.

On May 25, DoJ requested additional information on the transaction, and General Dynamics and Newport News announced that they would comply. By law, the waiting period reqired under Hart-Scott-Rodino would have expired 10 days after General Dynamics substantially complied with the request, unless it was extended by court order or by the consent of General Dynamics and Newport News. General Dynamics has substantially complied with the request — and would have been free to close the deal after waiting 10 days. With today's agreement, the companies, DoJ and DoD have consented to let the review process proceed.

Newport News Shipbuilding designs and constructs nuclear-powered aircraft carriers and submarines for the U.S. Navy and provides life-cycle services for ships in the Navy fleet. The company employs nearly 17,000 people and has annual revenues of approximately $2 billion. More information about Newport News Shipbuilding is available on the Web at www.nns.com.

General Dynamics, headquartered in Falls Church, Virginia, employs approximately 49,000 people worldwide and anticipates 2001 sales of approximately $12 billion. The company has leading market positions in business aviation, information systems, shipbuilding and marine systems, and land and amphibious combat systems. More information about the company can be found on the World Wide Web at www.generaldynamics.com

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Newport News Shipbuilding. The Tender Offer Statement, as amended (including an offer to purchase, a related letter of transmittal and other offer documents) filed by General Dynamics with the SEC and the Solicitation/Recommendation Statement, as amended, filed by Newport News Shipbuilding contain important information that should be read carefully before any decision is made with respect to the offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, as amended, will be made available at no charge to all stockholders of Newport News Shipbuilding. The Tender Offer Statement, as amended (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement, as amended, will also be available at no charge at the SEC’s website at www.sec.gov.